[redacted]

08004846

RECEIVED

2008 SEP 10 P 12:03

FICE OF INTE... CORPORATE FI...

25 Years
Apollo Hospitals
touching lives

Date : August 22, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)
Allotment of Equity Shares to Ms. Sangita Reddy

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

The Committee of Board of Directors at its meeting held today approved the allotment of 1,550,000 equity shares of face value of Rs. 10/- each at a price of Rs.442.55 per share to Ms. Sangita Reddy, one of the promoters of the Company.

Kindly note that consequent to the above allotment, the paid up share capital of the company has been increased to Rs. 602,357,020/- (consisting of 60,235,702 equity shares of Rs.10/- each) from Rs. 586,857,020/- (consisting of 58,685,702 equity shares of Rs.10/- each).

Kindly take note of the same in your records.

Thanking you,

PROCESSED
SEP 12 2008
THOMSON REUTERS

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

dlw 9/11

IS/ISO 9001 : 2000

RECEIVED
2008 SEP 10 P 12:32
FICE OF INTERNATIONAL CORPORATE FINANCE

25 Years
Apollo Hospitals
touching lives

Date: August 19, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

Please be informed that the Meeting of the Committee is scheduled to be held on Friday, 22nd August 2008 to approve, issue and allot 1,550,000 equity shares of Rs. 10/- each at a price of Rs. 442.55 per share to Ms. Sangita Reddy, one of the promoters of the company upon conversion of 1,550,000 share warrants allotted to her on 23rd February 2007.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

END

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028